Exhibit 4.2

HMH HOLDINGS (DELAWARE), INC.

AMENDED & RESTATED DIRECTOR NOMINATION AGREEMENT

This Amended and Restated Director Nomination Agreement (this “Agreement”) is made as of August 2, 2013, between HMH Holdings (Delaware), Inc., a Delaware corporation (the “Company”), and the stockholder party hereto (the “Stockholder”). Unless otherwise specified herein, all of the capitalized terms used herein are defined in Section 4.

WHEREAS, the Company entered into a director nomination agreement with Stockholder dated as of June 22, 2012 (the “Original Nomination Agreement”) pursuant to which the Company agreed to permit the Stockholder who, together with its Affiliates, Beneficially Owns at least 20% of the issued and outstanding shares of common stock, par value, $0.01 per share, of the Company (the “Common Stock”), to designate one or more persons for nomination for election to the board of directors of the Company (the “Board”);

WHEREAS, the Company and the Stockholder desire to amend and restate the Original Nomination Agreement in its entirety (and by signing this Agreement the Company and the Stockholder evidence their agreement to do so);

WHEREAS, the Company and the Stockholder desire that this Agreement shall only become effective upon the consummation of an Initial Public Offering (the “Effective Time”);

NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties to this Agreement hereby agree as follows:

Section 1. Board of Directors.

(a) Subject to the terms and conditions of this Agreement, from and after the Effective Time and until a Holder Nominee Termination Event shall have occurred, the Stockholder shall have the right to designate one person to be nominated for election to the Board and, if requested by the Stockholder, to designate one person to be appointed or nominated, as the case may be, for election to the board of directors or managers, as the case may be, of any subsidiary of the Company that is not comprised entirely of employees of the Company or any of its subsidiaries (the “Holder Nominee”). In the case of the Board and the election of directors at an annual meeting of stockholders, the Stockholder shall designate the Holder Nominee by giving written notice to the Company not later than the 90th day before the anniversary date of the immediately preceding annual meeting of stockholders; provided, that if the Holder Nominee is not Sheru Chowdhry, then such Holder Nominee shall be selected in consultation with the nominating committee of the Board (the “Nominating Committee”). In connection with any election of directors other than at an annual meeting of stockholders, the Stockholder and the Company shall cooperate in good faith so that the Stockholder has notice of such election and 45 days to designate its Holder Nominee to stand for election as a director. With respect to any directly or indirectly wholly-owned subsidiary of the Company, the Company shall take all necessary steps to cause the prompt election or appointment, as the case may be, of such Holder Nominee as a director or manager, as applicable, of such subsidiary.

With respect to any subsidiary of the Company that is not directly or indirectly wholly-owned by the Company, the Company shall use commercially reasonable efforts to cause the prompt election or appointment, as the case may be, of such Holder Nominee as a director or manager, as applicable, of such subsidiary.

(b) Subject to the terms and conditions of this Agreement, the Company shall nominate for election or appoint to serve each Holder Nominee designated hereunder by the Stockholder as a member of the Board (a “Director”).

(c) Notwithstanding anything to the contrary contained herein, if the Stockholder, together with its Affiliates, cease to Beneficially Own at least 15% of the issued and outstanding shares of Common Stock whether as a result of dilution, Transfer or otherwise, then the rights of the Stockholder under Section 1(a) and all other provisions of this Section 1 as applicable to the Stockholder’s Holder Nominee shall terminate automatically (each, a “Holder Nominee Termination Event”). Within three Business Days after the occurrence of a Holder Nominee Termination Event, the Stockholder shall notify the Company of such event. The Stockholder shall cause each Holder Nominee to execute and deliver a resignation prior to becoming a Director which shall be irrevocable and shall be effective with respect to the Company and any of its subsidiaries for which such Holder Nominee serves as a Director or in a similar capacity automatically upon the occurrence of a Holder Nominee Termination Event and shall not permit any such Holder Nominee to revoke any such resignation.

(d) If a vacancy occurs because of the death, disability, disqualification, resignation or removal of a Holder Nominee (other than following a Holder Nominee Termination Event), the Stockholder shall be entitled to designate such person’s replacement which replacement shall either be (i) an employee of the Stockholder or (ii) selected in consultation with the Nominating Committee and such vacancy shall be filled with such replacement Holder Nominee, if a majority of the Board shall vote to approve such replacement Holder Nominee.

(e) Notwithstanding anything to the contrary in this Agreement, until the occurrence of a Holder Nominee Termination Event, if a Holder Nominee is not nominated or elected to the Board because of such Holder Nominee’s death, disability, disqualification or withdrawal as a nominee or for any other reason such Holder Nominee is unavailable or unable to serve on the Board, the Stockholder shall be entitled to designate promptly a replacement Holder Nominee pursuant to the terms and conditions of this Agreement and, subject to Section 2(c), the director position for which such original Holder Nominee was nominated shall not be filled pending such designation. For the avoidance of doubt, there can be no more than one Holder Nominee on the Board at any time.

(f) The Company shall take all necessary action to elect as a Director each replacement Holder Nominee as designated pursuant to Section 1(d) or 1(e).

(g) The Company shall pay the reasonable out-of-pocket expenses incurred by each Holder Nominee in connection with his services provided to or on behalf of the Company and/or its subsidiaries, including attending meetings.

(h) In accordance with the Company’s By-Laws, the Board shall have certain standing committees and may from time to time by resolution establish and maintain one or more other committees of the Board, each committee to consist of one or more Directors. If requested by the Stockholder, the Company shall take all necessary steps to cause the Holder Nominee to be designated as a member of each such committee, and to cause the Holder Nominee to be designated as a member of each committee that the board of directors or managers of any directly or indirectly wholly-owned subsidiary of the Company may establish and maintain, in each case unless such designation would violate any legal restriction on such committee’s composition or the rules and regulations of any applicable exchange on which the Company’s securities may be listed. Additionally, to the extent that any subsidiary that is not directly or indirectly wholly-owned by the Company establishes any committee of its board of directors or managers, the Company shall use commercially reasonable efforts to cause the Holder Nominee to be a member of each such committee, unless such designation would violate any legal restriction on such committee’s composition or the rules and regulations of any applicable exchange on which such subsidiary’s securities may be listed.

(i) The Stockholder shall use its reasonable efforts to cause the Holder Nominee to comply with the Company’s corporate policies, including, without limitation, its code of ethics, and the Stockholder shall promptly remove any Holder Nominee who fails to comply with such corporate policies after reasonable notice from the Company.

Section 2. Company Obligations.

(a) The Company shall take all actions reasonably necessary to ensure that: (i) each Holder Nominee is included in the Board’s slate of nominees to the stockholders for each election of Directors; (ii) each Holder Nominee is included in the proxy statement prepared by management of the Company in connection with soliciting proxies for every meeting of the stockholders of the Company called with respect to the election of Directors, and at every adjournment or postponement thereof, and on every action or approval by written consent of the stockholders of the Company or the Board with respect to the election of Directors; and (iii) each replacement Holder Nominee designated pursuant to Section 1(d) or 1(e) shall be elected as a Director by the Board to fill the related vacancy or as a replacement Holder Nominee, as applicable.

(b) Notwithstanding anything herein to the contrary, the Company shall not be obligated to cause to be nominated for election to the Board, recommend to the stockholders the election of any Holder Nominee or elect or designate a replacement Holder Nominee as a Director to fill any vacancy: (i) who fails to submit to the Company on a timely basis such questionnaires as the Company may reasonably require of its directors generally and such other information as the Company may reasonably request in connection with the preparation of its filings under the Securities Laws; or (ii) if the Board or the Nominating Committee determines in good faith, after consultation with outside legal counsel, that such action would constitute a breach of its fiduciary duties or applicable law or violate the Company’s Certificate of Incorporation. Upon the occurrence of either (i) or (ii) above, the Company shall promptly notify the Stockholder of the occurrence of such event and permit the Stockholder to provide an alternate Holder Nominee sufficiently in advance of any Board action, the meetings of the stockholders called or written action of stockholders with respect to such election of nominees and the Company shall use commercially reasonable efforts to perform its obligations under Section 2(a) with respect to such alternate Holder Nominee (provided that if the Company provides at least 45 days advance notice of the occurrence of any such event such alternative nominee must be designated by the Stockholder not less than 30 days in advance of any Board action, notice of meeting of the stockholders or written action of stockholders with respect to such election of nominees); and provided, further, that in no event shall the Company be obligated to postpone, reschedule or delay any scheduled meeting of the stockholders with respect to such election of the Holder Nominee.

(c) At any time a vacancy occurs because of the death, disability, disqualification, resignation or removal of a Holder Nominee, then the Board, or any committee thereof, shall not fill such vacancy until the earlier to occur of: (i) the date that the Stockholder has designated a replacement Holder Nominee as set forth in Section 1(d) or Section 1(e) and the Board, if required under Section 1(d) has approved such replacement Holder Nominee to fill the vacancy or (ii) 40 Business Days after the Stockholder receives notification of the vacancy from the Company and the Stockholder has failed to designate a replacement Holder Nominee by such date. Notwithstanding the foregoing, the Stockholder shall have the right to remove any Director appointed by the Board or any committee thereof pursuant to this paragraph.

(d) The Company shall (i) purchase directors’ and officers’ liability insurance in an amount determined by the Board to be reasonable and customary and (ii) for so long as any Director to the Board nominated pursuant to the terms of the Agreement serves as a Director of the Company, maintain such coverage with respect to such Director until a Holder Nominee Termination Event shall have occurred; provided that upon such Holder Nominee Termination Event the Company shall take all actions reasonably necessary to extend such directors’ and officers’ liability insurance coverage for a period of not less than six years from any such event in respect of any act or omission occurring at or prior to such event.

(e) For so long as any Director nominated to the Board pursuant to the terms of this Agreement serves as a Director of the Company, the Company shall not amend, alter or repeal any right to indemnification or exculpation covering or benefiting any Director nominated pursuant to this Agreement, including but not limited to Article 8 and 9 of the Certificate of Incorporation (whether such right is contained in the Certificate of Incorporation or another document).

Section 3. Transfers; Termination.

(a) The Stockholder’s rights hereunder do not attach to its shares of Common Stock and may only be assigned pursuant to Section 5. If the Stockholder, together with its Affiliates, Beneficially Owns less than 15% of the Common Stock, the Stockholder shall cease to be a party to this Agreement and shall have no further rights or obligations hereunder; provided that the Stockholder shall be obligated to comply with Section 1(c) and the Company shall be obligated to comply with Section 1(g) and Section 2(d).

(b) Except pursuant to a Permitted Assignment under Section 5, this Agreement shall terminate automatically upon the occurrence of a Holder Nominee Termination Event and shall be of no further force and effect, and no party thereto shall have any surviving obligations, rights, or duties thereunder after the Holder Nominee Termination Event; provided that the Stockholder shall be obligated to comply with Section 1(c) and the Company shall be obligated to comply with Section 1(g) and Section 2(d).

Section 4. Definitions.

“Affiliate” means, with respect to any Person, any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person.

“Agreement” has the meaning set forth in the preamble.

“Beneficially Own” has the meaning ascribed to it in Section 13(d) of the Securities Exchange Act of 1934, as amended.

“Board” has the meaning set forth in recitals.

“Business Day” means any day that is not a Saturday, Sunday, legal holiday or other day on which commercial banks in New York, New York are authorized or required by applicable law to close.

“By-Laws” means the Company’s Amended and Restated By-Laws, as in effect on the date hereof, as the same may be amended, restated or repealed or replaced from time to time.

“Certificate of Incorporation” means the Company’s Amended and Restated Certificate of Incorporation, as in effect on the date hereof, as the same may be amended or restated from time to time.

“Common Stock” has the meaning set forth in the recitals.

“Company” has the meaning set forth in the preamble.

“Effective Time” has the meaning set forth in the recitals.

“Holder Nominee” has the meaning set forth in Section 1(a).

“Holder Nominee Termination Event” has the meaning set forth in Section 1(c).

“Initial Public Offering” means the initial underwritten public offering of Common Stock by the Company or any of its stockholders pursuant to an effective registration statement filed by the Corporation with the Securities and Exchange Commission (other than on Forms S-4 or S-8 or successors to such forms) under the Securities Act.

“Joinder Agreement” has the meaning set forth in Section 5.

“Nominating Committee” has the meaning set forth in Section 1(a).

“Original Stockholder” means the Stockholder who is party to this Agreement at the Effective Time.

“Permitted Assignee” means (A) any Person (other than a Person referred to in clause (B) of this definition) to whom the Stockholder alone or together with its Affiliates has Transferred at least 15% of the issued and outstanding shares of Common Stock, so long as such Person has been approved in writing in advance by the Company (such approval not be unreasonably withheld) or (B) any Affiliate of the Stockholder so long as the Affiliate, together with the Stockholder and the other Affiliates of the Stockholder, hold at least 15% of the issued and outstanding Common Stock.

“Permitted Assignment” has the meaning set forth in Section 5.

“Person” means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization and a governmental entity or any department, agency or political subdivision thereof.

“Securities Act” means the Securities Act of 1933, as amended from time to time.

“Securities Laws” means the Securities Act and the Securities Exchange Act of 1934, as amended, and, in each case, the rules promulgated thereunder.

“Stockholder” has the meaning set forth in the preamble.

“Transfer” means any sale, transfer, assignment or other disposition of (whether with or without consideration and whether voluntary or involuntary or by operation of law) of Common Stock.

Section 5. Assignment; Benefit of Parties; Transfer. No party may assign this Agreement or any of its rights or obligations hereunder and any assignment hereof will be null and void except that the Stockholder may assign this Agreement, in whole, but not in part, to a Permitted Assignee or Permitted Assignees as part of a Transfer or Transfers referred to in the definition of Permitted Assignee (each, a “Permitted Assignment”); provided that the Permitted Assignee executes a joinder agreement pursuant to which such Permitted Assignee agrees to be bound by the terms hereof as a Stockholder hereunder (a “Joinder Agreement”). Only the Original Stockholder may assign this Agreement to a Permitted Assignee described in clause (A) in the definition of Permitted Assignee, and such Permitted Assignee described in clause (A) in the definition of Permitted Assignee shall have no right to further assign this Agreement or any of the rights or obligations hereunder to another Permitted Assignee described in clause (A) in the definition of Permitted Assignee. The Stockholder shall notify the Company immediately upon any such Permitted Assignment. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors, legal representatives and Permitted Assignee for the uses and purposes set forth and referred to herein. In the event of a Transfer by a Stockholder, the transferee shall not have the rights and powers of a Stockholder hereunder unless the transferee is a Permitted Assignee of the Stockholder prior to and following the Transfer. Nothing herein contained shall confer or is intended to confer on any third party or entity that is not a party to this Agreement any rights under this Agreement. For the avoidance of doubt, in the event of a Permitted Assignment, the Permitted Assignee shall be deemed be the Stockholder for purposes of this Agreement.

Section 6. Remedies. The Company and the Stockholder shall be entitled to enforce their rights under this Agreement specifically, to recover damages by reason of any breach of any provision of this Agreement and to exercise all other rights existing in their favor. The parties hereto agree and acknowledge that a breach of this Agreement would cause irreparable harm and money damages would not be an adequate remedy for any such breach and that, in addition to other rights and remedies hereunder, the Company and the Stockholder shall be entitled to specific performance and/or injunctive or other equitable relief (without posting a bond or other security) from any court of law or equity of competent jurisdiction in order to enforce or prevent any violation of the provisions of this Agreement.

Section 7. Notices. Any notice provided for in this Agreement shall be in writing and shall be either personally delivered, or mailed first class mail (postage prepaid, return receipt requested) or sent by reputable overnight courier service (charges prepaid) to the Company at the addresses set forth below and to the Stockholder at the addresses set forth below. Notices shall be deemed to have been given hereunder when delivered personally, three days after deposit in the U.S. mail and one day after deposit with a reputable overnight courier service.

The Company’s address is:

HMH Holdings (Delaware), Inc.

c/o Houghton Mifflin Company

222 Berkeley Street

Boston, MA 02116-3764

Attention: William Bayer

Facsimile: (617) 351-1125

with copies to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, NY 10019-6064

Attention: Alan W. Kornberg

                  Tarun M. Stewart

Facsimile: (212) 492-0209

                  (212) 492-0567

The Stockholder’s address is:

Paulson & Co. Inc.

1251 Avenue of the Americas

50th Fl., New York, NY 10020

Attention: Sheru Chowdhry

                  Alex Blades

Facsimile: (212) 977 9505

with copies to:

Akin Gump Strauss Hauer & Feld LLP

One Bryant Park

New York, NY 10036

Attention: Ira Dizengoff

                 Russell W. Parks, Jr.

Facsimile: (212) 872-1002

Section 8. Adjustments. If, and as often as, there are any changes in the Common Stock by way of stock split, stock dividend, combination or reclassification, or through merger, consolidation, reorganization, recapitalization, conversion or sale, or by any other means, appropriate adjustment shall be made in the provisions of this Agreement, as may be required, so that the rights, privileges, duties and obligations hereunder shall continue with respect to the Common Stock as so changed.

Section 9. No Strict Construction. The language used in this Agreement shall be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rule of strict construction shall be applied against any party.

Section 10. No Third-Party Beneficiaries. Nothing in this Agreement, express or implied, is intended or shall be construed to confer upon, or give to, any person or entity other than the parties hereto and any Holder Nominee and their respective successors, assigns, heirs, executors and administrators any remedy or claim under or by reason of this Agreement or any terms, covenants or conditions hereof, and all of the terms, covenants, conditions, promises and agreements contained in this Agreement shall be for the sole and exclusive benefit of the parties hereto and any Holder Nominee and their respective successors, assigns, heirs, executors and administrators.

Section 11. Further Assurances. Each of the parties hereby agrees that it will hereafter execute and deliver any further document, agreement, instruments of assignment, Transfer or conveyance as may be necessary or desirable to effectuate the purposes hereof.

Section 12. Counterparts. This Agreement may be executed in one or more counterparts, and may be delivered by means of facsimile or electronic transmission in portable document format, each of which shall be deemed to be an original and shall be binding upon the party who executed the same, but all of such counterparts shall constitute the same agreement.

Section 13. Governing Law. All issues and questions concerning the construction, validity, interpretation and enforceability of this Agreement and the exhibits and schedules hereto shall be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to any choice of law or conflict of law rules or provisions (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.

Section 14. Mutual Waiver of Jury Trial. The parties hereto hereby irrevocably waive any and all rights to trial by jury in any legal proceeding arising out of or related to this Agreement. Any action or proceeding whatsoever between the parties hereto relating to this Agreement shall be tried in a court of competent jurisdiction by a judge sitting without a jury.

Section 15. Complete Agreement; Inconsistent Agreements. This Agreement represents the complete agreement between the parties hereto as to all matters covered hereby, and supersedes any prior agreements or understandings between the parties, including the Original Nomination Agreement. This Agreement shall not be effective against the parties hereto until the Effective Time.

Section 16. Severability. In the event any one or more of the provisions contained in this Agreement should be held invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby (it being understood that the invalidity of a particular provision in a particular jurisdiction shall not in and of itself affect the validity of such provision in any other jurisdiction). The parties shall endeavor in good-faith negotiations to replace the invalid, illegal or unenforceable provisions with valid provisions the effect of which comes as close as possible to that of the invalid, illegal or unenforceable provisions.

Section 17. Amendment and Waiver. Except as otherwise provided herein, no modification or amendment of any provision of this Agreement shall be effective against the Company or the Stockholder unless such modification or amendment is approved in writing by the Company and the Stockholder. No waiver of any provision of this Agreement shall be effective against the waiving party unless such waiver is in writing by such waiving party. The failure of any party to enforce any of the provisions of this Agreement shall in no way be construed as a waiver of such provisions and shall not affect the right of such party thereafter to enforce each and every provision of this Agreement in accordance with its terms.

[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the day and year first above written.

Company:

HMH HOLDINGS (DELAWARE), INC.

By:	/s/ William F. Bayers
	Name:	William F. Bayers
	Title:	Executive Vice President,
General Counsel and Secretary

Signature Page to Amended and Restated Director Nomination Agreement

Stockholders:

PAULSON ADVANTAGE MASTER LTD.

By:	/s/ Michael Waldorf
Name: Michael Waldorf
Title: Authorized Signatory

PAULSON ADVANTAGE PLUS MASTER LTD.

By:	/s/ Michael Waldorf
Name: Michael Waldorf
Title: Authorized Signatory

PAULSON ADVANTAGE SELECT MASTER FUND LTD.

By:	/s/ Michael Waldorf
Name: Michael Waldorf
Title: Authorized Signatory

PAULSON CREDIT OPPORTUNITIES MASTER LTD.

By:	/s/ Michael Waldorf
Name: Michael Waldorf
Title: Authorized Signatory

PP OPPORTUNITIES LTD.

By:	/s/ Michael Waldorf
Name: Michael Waldorf
Title: Authorized Signatory

Signature Page to Amended and Restated Director Nomination Agreement